Exhibit 12.1

ARROW ELECTRONICS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six Months Ended	Year Ended December 31,
	June 27, 2015	2014	2013	2012	2011	2010
Reconciliation of earnings:
Income before income taxes	$319,608	$683,333	$582,219	$710,359	$809,801	$679,003

Less:
Equity in earnings of affiliated companies	3,216	7,318	7,429	8,112	6,736	6,369
Capitalized interest	3,153	7,967	7,890	10,713	11,721	11,677

Plus:
Fixed charges	83,750	155,302	154,610	144,736	148,766	113,395
Amortization of capitalized interest	2,169	5,504	3,947	1,966	777	307
Distributed income of equity investees	1,342	2,700	2,620	2,269	2,144	1,751

Total earnings	$400,500	$831,554	$728,078	$840,505	$943,031	$776,410

Calculation of fixed charges:
Interest and other financing expense	$68,012	$121,537	$120,065	$107,655	$112,084	$81,623
Capitalized interest	3,153	7,967	7,890	10,713	11,721	11,677
Interest component of rent expense	12,585	25,797	26,655	26,368	24,961	20,095

Total fixed charges	$83,750	$155,302	$154,610	$144,736	$148,766	$113,395

Ratio of earnings to fixed charges	4.78	5.35	4.71	5.81	6.34	6.85